Exhibit 4.27

EMPLOYMENT AGREEMENT

TH IS AGREEMENT is made as of January 30. 2020. between Celyad Inc., a Delaware corporation (the “Corporation”), and Stephen Rubino (the “Employee”).

Introduction

The Corporation is engaged in research and development of biological pharmaceutical products or medical devices, solely or in combination (the “Business”).

The Corporation is a wholly owned subsidiary of Celyad SA. a publicly listed company on Euronext Brussels. Euronext Paris and Nasdaq, with registered offices in Mont-Saint-Guibert. Rue Edouard Belin 2, Belgium (“Celyad”);

Celyad and its subsidiaries and affiliates, including the Corporation, comprise the “Celyad Group”;

The Corporation wishes to retain the services of Employee at his Home Office (the “Corporate Office”).

NOW. THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.    Employment. As of the Employment Date, defined below, the Employee w ill be employed by the Corporation. The Corporation and the Employee acknowledge and accept the Employee’s employment upon the terms and conditions hereinafter set forth. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall be construed to alter the at-will nature of the Employee’s employment, nor shall anything in this Agreement or any benefit program be construed as providing the Employee with a definite term of employment.

2.    Term. Unless otherwise agreed by the parties in writing. Employee’s employment shall commence on February 1,2020 (the ’’Employment Date”).

3.    Duties.

(a)    Employee initially shall serve as Chief Business Officer for the Corporation reporting directly to the Chief Executive Officer (the “Employee Supervisor”). The Employee’s reporting relationship may be changed by the Corporation.

(b)    The Employee shall be responsible for such duties as may be reasonably assigned from time to time by the Employee Supervisor or other authorized designee of the Corporation, including without limitation the following duties which may be changed from time to time by the Corporation or the Employee Supervisor (collectively, the “Services”).

4.    Compensation.

(a)    In consideration for the Services, the Corporation shall pay Employee a salary at the annual rate of three hundred seventy-two thousand five hundred dollars ($372,500) (“Base Salary”). The Base Salary may be adjusted from time to lime by the Corporation. Payments of Base Salary shall be made in accordance with the Corporation’s payroll practices.

(b)    Employee shall be eligible for a target annual bonus equal to 35% of the Base Salary if Employee achieves performance milestones defined at or reasonably promptly after the beginning of each year by the Corporation in its sole discretion. Notwithstanding anything to the contrary in this Section 4(b). whether a bonus is awarded, the bonus target and the amount of any bonus shall be determined by the Corporation and/or Celyad in their sole discretion. To earn any bonus. Employee must be employed by the Corporation on the date the bonus is paid. For the avoidance of doubt. Employee shall not be eligible for any pro rata bonus in connection with the Employee’s termination for any reason.

(c)    Subject to the approval of the Boards of Directors of Celyad and/or the Corporation as applicable (the “Boards”), the Employee may be eligible to participate in Celyad’s warrant plans (or similar long-term incentives) in effect from time to time. More specifically, subject to the Boards’ approval, to the Employee’s employment with Celyad on the applicable grant date and to employee’s performance, the Employee will be entitled to an annual grant of warrants. For the avoidance of doubt. Employee understands that under Belgian law. stock warrant plans are proposed by the Celyad Board and approved by an Extraordinary General Meeting of Celyad’s shareholders and the amount of warrants allocated to employees under an approved warrant plan is determined exclusively by the Remuneration and Compensation Committee of the Celyad Board. Subject to any applicable Board approval, a sign-up award of 50.000 warrants will be granted to Employee under the current plan, subject to vesting conditions and the other terms and conditions of the applicable plans and option agreement(s). Sign-up award warrants w ill be granted to Employee before March 1. 2020.

(d)    All compensation paid to Employee shall be subject to taxes and other withholdings.

5.    Expenses and Travel.

Employee shall be entitled to receive prompt reimbursement for all reasonable, documented expenses incurred by Employee in performing the Services hereunder, including all reasonable expenses of travel and living while away from home, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Corporation.

6.    Medical, Vacation and Other Benefits.

Employee shall be entitled to receive certain benefits applicable to employees of Celyad Group, which currently include dental and health care plans, in each case in accordance with the terms of such plans

Employee shall receive twenty (20) days of vacation annually, in addition to all legal U.S. Federal holidays, both paid at the expense of the Corporation. Such vacation shall be subject to Corporation policy in all respects. In the absence of such policy, such vacation shall accrue ratably and shall not roll over from year to year.

Employee shall be eligible for the Corporation’s 401 (k) plan on the first day of the first month following Employee’s first day of employment. Currently, on an annual basis, the Corporation pays, at no additional cost to the Employee, a contribution equivalent to five percent (5%) of the Employee’s Base Salary, subject to Employee’s employment with the Corporation on the date such contribution is made.

Notwithstanding this foregoing Section 6. any member of the Celyad Group may alter the terms and conditions of any employee benefit plan, program or agreement, or eliminate any such plan, program or agreement, at any time in such entity’s discretion.

7.    Performance of Services. During the term of this Agreement, Employee shall use Employee’s best efforts to promote the interests of the Celyad Group and shall devote Employee’s full time and efforts to its Business and affairs in an honest and ethical manner in compliance with this Agreement and all applicable laws, rules and regulations, promulgated from time to time, applicable to the Business, including the federal, state and municipal non-discrimination laws in the United States, rules and regulations. Except for vacation, sick time and other Company- approved leaves of absence subject to Company policies, the employee is expected to and shall work 40 hours per week at minimum. The Employee shall not engage in any other activity that could reasonably be expected to interfere with the performance of Employee’s duties, responsibilities and services hereunder subject to Section 9 below. Services described above will be principally carried out by Employee at his home office when not traveling. The Employee currently serves as an Independent member of the Board of Directors for llkos Therapeutics (Montreal. Canada) and Sermonix Pharmaceuticals (Columbus. Ohio. USA). Employee has the ability to serve on a maximum of two (2) Boards of Directors providing (i) there is no conflict of interest per Section 9 below, and (ii) Employee utilizes personal time to satisfy Board activities. In addition. Employee has an existing consulting agreement with Daewoong Pharmaceuticals (Seoul. Korea) to conduct negotiations and execute a licensing agreement. Employee will terminate the Daewoong consulting agreement at the conclusion of related activities and Employee will utilize personal time to satisfy the remainder of the consulting activities.

8.    Employee Representations. Employee represents and warrants to the Celyad Group that Employee is qualified to perform the services under this Agreement and that neither Employee’s execution of the Agreement, nor Employee’s performance of such services is limited or prohibited by, and will not cause a conflict of interest or breach of. any law. regulation, agreement, understanding, order, judgment, decree or other instrument, contract, or document to which Employee is a party or subject including without limitation any confidentiality or restrictive covenant agreement with any prior employer.

9.    Conflicts of Interest. Employee confirms that Employee has advised the Celyad Group in writing prior to the date of signing this Agreement of any current relationship with third parties, including competitors of Celyad Group. The Chief Executive Officer of Celyad and Employee will review each of those relationships and determine together which ones need to be terminated due to a conflict of interest, or prohibition of Employee carrying out the terms of this Agreement, or which would present a significant risk of disclosure of Confidential Information.

10.    Exclusivity. For the duration of this Agreement. Employee shall provide services exclusively to Celyad Group and Employee shall not seek, accept or perform any consulting or other services (whether or not for compensation) without the specific and written approval of the Chief Executive Officer of Celyad. or its designee, with the exception of the Board and consulting activities described in Section 7.

11.    Restrictive Covenants.

(a)    During the term of this Agreement and fora period of twelve (12) months after the date of termination of Employee’s employment, regardless of the reason for such termination. Employee will not. directly or indirectly, whether as an officer, director, employee, consultant, contractor, equity owner or agent of. or otherwise advise or participate in the ownership or operation of (i) any cell therapy company developing CAR T therapies involving or targeting NK receptors or their ligands, or any allogeneic CAR T therapies, or (ii) any other business activity that competes directly with the business activity referred to above (in section 11. a (i)) of the Corporation or any subsidiary of the Corporation. Nothing in this Section 11(a) shall be deemed to prohibit Employee from investing in any company engaged in such business, the stock of which is available in a public securities market: provided, however, that Employee shall not own in excess of five percent (5%) of the total issued and outstanding stock of such company.

(b)    During Employee’s employment and for a period of one (1) year after the termination of such employment, regardless of the reason for such termination. Employee will not. directly or indirectly, solicit, recruit, endeavor to entice away. hire, attempt to hire, or otherwise materially interfere with the business relationship of any member of the Celyad Group with, any person who is, or was within the twelve (12) month period immediately prior to the termination of Employee’s employment with the Corporation, employed or engaged (whether as an employee, independent contractor or otherwise) by any member of the Celyad Group.

(c)    During Employee’s employment and for a period of one (1) year after the termination of such employment, regardless of the reason for such termination. Employee will not. directly or indirectly, solicit, recruit endeavor to entice, do business with, or materially interfere with the business relationship of any member of the Celyad Group with, any person or entity who is, or was within the twelve (12) month period immediately prior to such termination, a customer, client or supplier to or of the Celyad Group.

(d)    During and after Employee’s employment. Employee agrees not to make any disparaging statements concerning the Corporation or any of its affiliates, products, services or current or former officers, directors, shareholders, employees or agents, except in the context of performing Employee’s legitimate duties to the Corporation during Employee’s employment with the Corporation.

12.    Confidentiality of Information. Employee recognizes and acknowledges that the trade secrets of the Celyad Group and all other confidential and proprietary information of a business, financial, personal or other nature, including without limitation, scientific and technical information and improvements thereon, data from or results of clinical trials, patient information, lists of the Celyad Group’s actual and prospective customers, financial information and business and marketing plans, as they exist from time to time (collectively, the “Confidential Information”), are a valuable and unique asset of the Celyad Group and therefore agrees that Employee will not, either during or after the term of Employee’s employment for a period of three (3) years, disclose any Confidential Information concerning any entity in the Celyad Croup, to any person, firm, corporation, association or other entity, for any reason whatsoever, unless previously authorized in writing to do so by the Chief Executive Officer of Celyad. The term “Confidential Information” shall not include any information that (i) is or becomes publicly available through no direct or indirect action of the Employee; or (ii) is required to be disclosed by a court of competent jurisdiction or pursuant to any arbitration, provided that Employee first gives notice of such disclosure requirement to the Corporation. Employee shall not at any time, make any use whatsoever, directly or indirectly, of Confidential Information, except as required in connection with the performance of Services.

13.    Injunctive Relief. The Employee acknowledges that a breach of any of the provisions contained in Sections 11 or 12 would result in irreparable injury to the Celyad Group for which there may be no adequate remedy at law and that, in the event of an actual or threatened breach by the Employee of the provisions of Sections 11 or 12. any member of the Celyad Group, shall be entitled to pursue and obtain injunctive relief from a court of competent jurisdiction restraining Employee from doing any act prohibited thereunder. Nothing contained herein shall be construed as prohibiting Celyad Group or the Corporation, as appropriate, from pursuing any other remedies available to it for such breach or threatened breach, including the recovery of any monetary damages to which it would be entitled under the law. In the event that any provision of Section 11 is held to be unenforceable as a result of it being too broad, including in terms of time or geographical extent. Employee agrees that the court can adapt and limit this Section so as to make the provisions hereof enforceable to the fullest extent permissible. The post-employment restricted periods in Section 11 shall be extended by each day that the Employee is in breach of any provision of Section 11.

14.    Rights in Celyad Group Property; Inventions. The Employee hereby recognizes the Celyad Group’s proprietary rights in the tangible and intangible property of the Celyad Group and acknowledges that the Employee will not obtain or acquire through such employment any personal property rights in any of the property of any member of the Celyad Group, including but not limited to. any writing, communications, manuals, documents, instruments, contracts, agreements, files, literature, data, technical information, know-how. secrets, formulas, products, methods, procedures, processes, devices, apparatuses, trademarks, trade names, trade styles, service marks, logos, copyrights, patents, or other matters which are the property of any member of the Celyad Group. The Employee agrees that during his employment by the Corporation. an\ and all discoveries, inventions, improvements and innovations (including all data and records pertaining thereto), whether or not patentable, copyrightable or reduced to writing, which the Employee may have conceived or made, or may conceive or make, either alone or in conjunction with others and whether or not during working hours or by the use of the facilities of the Corporation, which are related or in any way connected with the business of the Corporation or any of its affiliates, are and shall be the sole and exclusive property of the Corporation. The Employee shall promptly disclose all inventions to the Corporation, shall execute at the request of the Corporation any assignments or other documents the Corporation may deem necessary to protect or perfect its rights therein, and shall assist the Corporation, at the Corporation’s expense, in obtaining, defending and enforcing the Corporation’s rights therein. The Employee hereby assigns, sets over and transfers to the Corporation all of his right, title and interest in and to any inventions. The Employee hereby appoints the Corporation as his attorney-in-fact to execute on his behalf any assignments or other documents reasonably necessary by the Corporation to protect or perfect its rights to any inventions.

15.    Protected Disclosures. Employee understands that nothing contained in this Agreement limits Employee’s ability to communicate with any federal, state or local governmental agency or commission, including to provide documents or other information, without notice to the Corporation. Employee also understands that nothing in this Agreement limits Employee’s ability to share compensation information concerning myself or others, except that this does not permit me to disclose compensation information concerning others that Employee obtain because Employee’s job responsibilities require or allow access to such information.

16.    Defend Trade Secrets Act of 2016. Employee understands that pursuant to the federal Defend Trade Secrets Act of 2016. Employee shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law: or(b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

17.    Compensation Upon Termination of Employment for Any Reason. In connection with Employee’s termination for any reason, the Corporation shall pay the Employee any (i) base salary; (ii) unused vacation: and (iii) unreimbursed expenses (subject to the Corporation’s expense policy), in each case ((i) through (iii)) accrued through the date of the Employee’s termination (the ‘Termination Date.” and the obligations described in (i) through (iii). the “Accrued Obligations”).

18.    Termination by Corporation without Cause.

(a)    The Corporation shall have the right to terminate Employee’s employment without Cause. The Corporation will endeavor to. but is not required to. provide the Employee with 30 days advance notice of such a termination. Notwithstanding any such 30-day notice period, the Corporation may subsequently accelerate the Employee’s date of termination.

(b)    If the Corporation terminates the Employee’s employment without Cause, and subject to the Release Requirement, the Corporation shall pay the Employee six (6) months of Employee’s final Base Salary rate in installments on the Corporation’s regular payroll dales following the Termination Date (the “Severance Pay”). The Corporation shall not be required to begin paying any Severance Pay until its first payroll date after the Release Requirement has been fulfilled. The “Release Requirement” means the Employee’s execution, return and nonrevocation, in each case with the time periods required by the Release but in no event later than 30 days after the Termination Date (or 60 days in the event of a group layoff under the Older Workers’ Benefits Protection Act), of a separation agreement in a form provided by the Celyad Group containing, among other terms, a release of claims against the Celyad Group and related persons and entities (the “Release”). In addition, if Employee elects to receive benefits under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) or similar stale law, the Corporation will provide you with six (6) months of your COBRA premiums al the Corporations normal rate of contribution for employees for your coverage at a level in effect immediately prior to your termination. Within 30 days of any such termination without Cause, the Employee has the right to request of the Celyad

Board of Directors that all warrants with time based-vesting awarded to Employee as of the date of the termination will immediately accelerate and become fully exercisable or non-forfeitable as of the date of termination. . The Severance Pay provision will survive takeover, merger, acquisition, “Strategic Partnership” and/or change of control, and Employee’s Severance Pay provision will be an obligation of the new controlling entity.

19.    Termination Upon Death and Disability.

(a)    This Agreement may be terminated immediately due to Employee’s death or Disability without any severance pay

(b)    “Disability” shall mean a physical or mental impairment that substantially prevents Employee from performing Employee’s duties hereunder and that has continued for either (i) one hundred eighty (180) consecutive days or (ii) any one hundred eighty (180) days within a consecutive three hundred sixty (360) day period. Any dispute as to whether or not Employee is disabled within the meaning of the preceding sentence shall be resolved by a physician reasonably satisfactory to the Corporation, and the determination of such physician shall be final and binding upon both Employee and the Corporation.

20.    Termination by Corporation for Cause; Termination by Employee for Any Reason.

(a)    Corporation shall have the right to terminate Employee’s employment for Cause immediately upon written notice, with the Termination Date occurring as specified in such notice from the Corporation. For purposes of this Agreement. “Cause” shall mean (i) conviction, commission of or entering a plea of guilty or nolo contendere to any felony, or a crime involving dishonesty or moral turpitude; (ii) willfully engaging in conduct materially injurious, or reasonably likely to cause material injury, to any member of the Celyad Group: (iii) the material breach of this Agreement by Employee or the Employee’s breach of any other restrictive covenant obligation Employee has to any member of the Celyad Group; (iv) Employee’s gross negligence, or willful and deliberate failure to perform Employee’s duties, or (v) Employee’s failure to adhere to or comply with any material written policies or procedures of the Celyad Group, including but not limited to the code of conduct or those pertaining to expense reimbursement, harassment, discrimination or retaliation, conflict of interest, or the prohibition of insider trading. Before a termination for Cause under (iii)—(v) above, and if the Employee’s breach or violation is curable, the Corporation shall provide Employee with written notice and thirty (30) days from the deliver) of such notice to cure the conduct, breach or violation (the “Cure Period”), provided that Employee shall not be entitled to more than two Cure Periods in any twelve-month period.

(b)    Employee shall have the right to terminate Employee’s employment for any reason upon thirty days’ written notice to the Corporation and Celyad.

(c)    For the avoidance of doubt, in the event of termination of employment by Corporation for Cause, a termination due to death or Disability or a termination by Employee for any reason. Employee will be entitled only to the Accrued Obligations, and will not be entitled to any Severance Benefits.

21.    Enforceability; Severability. This Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. but if any provision hereof shall be prohibited or invalid under any such law. such provision shall be ineffective lo the extent of such prohibition or invalidity, without invalidating or nullifying the remainder of such provision or any other provisions of this Agreement. If any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, such provisions shall be construed by limiting and reducing it or them so as to be enforceable to the maximum extent permitted by applicable law.

22.    Governing Law; Jurisdiction. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to principles of conflicts of laws. To the extent permitted by Section 21 (Arbitration), including without limitation the enforcement by the Corporation of any of Employee’s restrictive covenant obligations, the state and federal courts located in Boston. Massachusetts shall have exclusive jurisdiction and exclusive venue over any controversy or claim arising out of the Employee’s employment or the termination of that employment.

23.    Arbitration. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Employee’s employment or the termination of that employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law. be settled by arbitration in any forum and form agreed upon by the parties or. in the absence of such an agreement under the auspices of the American Arbitration Association (“AAA”) in Boston. Massachusetts in accordance with the Employment Arbitration Rules of the AAA. including, but not limited to. the rules and procedures applicable to the selection of arbitrators. In the event that any person or entity other than the Employee or the Corporation may be a party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section shall be specifically enforceable. Notwithstanding the foregoing, this Section shall not preclude either party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate: provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section.

24.    Section 409A. It is intended that the benefits provided under this Agreement shall comply with the provisions of Section 409A of the Internal Revenue Code (“Section 409A”) or qualify for an exemption to Section 409A. and this Agreement shall be construed and interpreted in accordance with such intent. Any payments that qualify’ for the “short term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. Each payment provided under this Agreement shall be treated as a separate payment for Section 409A purposes. No member of the Celyad Group (or its affiliates). the Board, or any employee, officer or director of the Celyad Group (or its affiliates) shall beheld liable for any taxes, interest, penalties or other monetary amounts owed by the Employee as a result of this Agreement.

25.    Notices. Any notice or other communication given pursuant to this Agreement shall be in writing and shall be personally delivered, sent by overnight courier or express mail, or mailed by first class certified or registered mail, postage prepaid, return receipt requested to the parties al their respective addresses set forth on the signature page hereof, or to such other address as the parties shall have designated by notice to the other parties.

26.    Amendment; Waiver. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is agreed to in writing and signed by the parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

27.    Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Corporation, its successors and assigns, and the Employee, Employee’s heirs and legal representatives. Employee acknowledges that the Services arc personal and that Employee may not assign this Agreement.

28.    Entire Agreement. This Agreement and any other confidentiality or restrictive covenant obligations Employee has to any member of the Celyad Group constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements, arrangements and understandings, written or oral, relating to the same subjects covered by this Agreement.

29.    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. The facsimile or electronic signature of either party to this Agreement for purposes of execution or otherwise, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CELYAD INC.	Celyad SA
Filippo Petti Chief Executive Officer

By: Filippo Petti. Chief Executive Officer

Address:
World Financial District. 60 Broad Street Suite 3502
New York. NY 10004 - USA

Employee

Stephen D. Rubino
Address: 9 Deer Run, Watchung, NJ, 07069